UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER

EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

HIGHLIGHTS

- Embraer delivered 28 commercial jets and 43 executive jets (23 light / 20 large) in 4Q20, and in 2020 delivered 44 commercial jets and 86 executive jets (56 light / 30 large). Total company firm order backlog at the end of 2020 was US$ 14.4 billion;
- Revenues in 4Q20 reached US$ 1,841.4 million and for fiscal year 2020 were US$ 3,771.1 million, representing year-over-year declines of 11.7% and 31.0%, respectively, versus their prior year periods;
- Excluding special items, adjusted EBIT and EBITDA were US$ 76.6 million and US$ 145.6 million, respectively, yielding adjusted EBIT margin of 4.2% and adjusted EBITDA margin of 7.9%. For fiscal year 2020, adjusted EBIT was US$ (100.5) million (-2.7% margin) and adjusted EBITDA was US$ 82.1 million (2.2% margin), with the negative EBIT mostly driven by weakness in the Company's Commercial Aviation segment within the context of the Covid-19 pandemic;
- Adjusted net loss (excluding special items and deferred income tax and social contribution) in 4Q20 was US$ (12.5) million, with adjusted loss per ADS of US$ (0.07), while adjusted net loss for 2020 was US$ (463.7) million, with adjusted loss per ADS for the period of US$ (2.52);
- Embraer reported a significant improvement in Free cash flow in 4Q20, reporting cash generation of US$ 725.1 million in the period, leading to full year free cash flow usage of US$ (990.2) million in 2020;
- The Company finished the year with total cash of US$ 2.8 billion, steady versus the US$ 2.8 billion in cash at the end of 2019. Embraer's net debt position at the end of 2020 was US$ 1,695.7 million;
- Due to continued uncertainty related to the COVID-19 pandemic and its impacts on the industry, the Company has decided to not publish 2021 financial and delivery guidance at this point.

MAIN FINANCIAL INDICATORS

in millions of U.S dollars, except % and earnings per share data

IFRS	(1) 3Q20	(1) 4Q19	(1) 4Q20	(2) 2019	(2) 2020
Revenue	758.7	2,085.0	1,841.4	5,462.6	3,771.1
EBIT	(37.7)	(67.6)	103.6	(77.0)	(323.4)
EBIT margin %	-5.0%	-3.2%	5.6%	-1.4%	-8.6%
Adjusted EBIT	(45.3)	4.0	76.6	(5.4)	(100.5)
Adjusted EBIT margin %	-6.0%	0.2%	4.2%	-0.1%	-2.7%
EBITDA	(0.6)	(5.8)	172.6	110.3	(39.6)
EBITDA margin %	-0.1%	-0.3%	9.4%	2.0%	-1.1%
Adjusted EBITDA	(8.2)	65.8	145.6	181.9	82.1
Adjusted EBITDA margin %	-1.1%	3.2%	7.9%	3.3%	2.2%
Adjusted net income (Loss) [2]	(148.3)	(93.4)	(12.5)	(217.5)	(463.7)
Adjusted earnings (losses) per share - ADS basic	(0.8058)	(0.5077)	(0.0679)	(1.1822)	(2.5194)
Net income (loss) attributable to Embraer Shareholders	(121.2)	(209.8)	(3.3)	(322.3)	(731.9)
Earnings (losses) per share - ADS basic (US$)	(0.6585)	(1.1404)	(0.0179)	(1.7519)	(3.9766)
Adjusted free cash flow	(566.5)	739.4	725.1	(181.8)	(990.2)
Net debt	(2,365.1)	(612.4)	(1,695.7)	(612.4)	(1,695.7)

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

[2] Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the *Real* to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ 44.8 million in 4Q19, US$ 24.3 million in 4Q20, US$ (1.1) million in 3Q20, US$ 33.2 million in FY19, and US$ 104.7 million in FY20. Adjusted Net Income (loss) also excludes the net after-tax special items of US$ (71.6) million in 4Q19, US$ 33.4 million in 4Q20, US$ 26.0 million in 3Q20, US$ (71.6) million in FY19, and US$ (163.6) million in FY20.

1

São Paulo, Brazil, March 19, 2021 - (B3: EMBR3, NYSE: ERJ). The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2020 (4Q20), September 30, 2020 (3Q20) and December 31, 2019 (4Q19), are derived from the unaudited financial statements, except annual financial data and where otherwise stated. REVENUES and gross margin In 4Q20 Embraer delivered 28 commercial jets and 43 executive jets (23 light jets and 20 large jets), for a total of 44 commercial and 86 executive aircraft (56 light jets and 30 large jets) delivered in 2020. As has been previously mentioned, the Company’s aircraft deliveries in 2020 were negatively impacted principally by the Covid-19 pandemic that continues to affect the world, especially commercial air travel. Annual commercial jet deliveries declined 51% in 2020 as compared to the 89 jet deliveries the Company registered in 2019, while executive jet deliveries were less impacted, falling 21% relative to the 2019 deliveries of 109 jets (62 light jets and 47 large jets). Embraer reported 4Q20 revenues of US$ 1,841.4 million, which represented a year-over-year decline of 11.7% compared to 4Q19, with revenue declines during the period in Commercial Aviation, Executive Jets, and Services & Support, only partially offset by 68.1% year-over-year growth in the Defense & Security segment. For the full year, the Company reported 2020 revenues of US$ 3,771.1 million as compared to US$ 5,462.6 million in revenues reported in 2019, representing a year-over-year reduction of 31.0%, due to pandemic-driven declines in commercial and executive jet deliveries as well as lower services & support activity stemming from reduced commercial and executive aircraft traffic in 2020, in addition to a revenue decline of 13.5% in the Defense & Security segment. That said, the Commercial Aviation segment and its related commercial aviation services in the Services & Support segment accounted for more than 80% of the 2020 revenue decline. Reported 4Q20 consolidated gross margin of 12.1% declined relative to the 13.4% reported in 4Q19, with the year-over-year decline concentrated in the Commercial Aviation and Services & Support segments. Gross margin in Commercial Aviation was negatively impacted by lower deliveries’ impact on fixed costs and US$ 14.9 million in expenses for excess idle capacity related to the Covid-19 pandemic. The Services & Support segment had a negative impact of US$ 58.0 million in gross profit recognized in 4Q20 related to the sale of two used Lineage 1000 airframes. For the full year, Embraer reported gross margin of 12.7% in 2020 vs. the 14.6% margin reported in 2019, with the Commercial Aviation and Services & Support segments reporting declines in gross margin for the year, only partially offset by higher gross margins in Executive Jets and Defense & Security. EBIT AND ADJUSTED EBIT EBIT and EBIT margin as reported in 4Q20 were US$ 103.6 million and 5.6%, respectively, up from 4Q19’s reported EBIT of US$ (67.6) million and reported EBIT margin of -3.2%. For the full year, EBIT as reported in 2020 was US$ (323.4) million as compared to US$ (77.0) million in 2019, yielding as-reported EBIT margins of -8.6% in 2020 and -1.4% in 2019. The quarterly and annual operating results include the impact of a number of special items in both the current and prior year periods. The Company’s 4Q20 results include the positive impact of total net special items of US$ 27.0 million, as follows: 1) restructuring expenses of US$ 15.2 million related to the voluntary and non-voluntary dismissal programs announced in September, 2) reversals of some provisions for credit losses with commercial airline customers of US$ 9.9 million, 3) a positive valuation mark to market of US$ 11.6 million on Embraer’s stake in Republic Airways shares, 4) impairment of US$ 3.8 million in the Defense & Security segment, 5) impairment of US$ 7.0 million in the Executive Jets segment, and 6) reversal of previous impairment in the Commercial Aviation business which positively impacted results by US$ 31.5 million. In 4Q19’s reported results, there was a special item of US$ 71.6 million recognized related to impairment in the Executive Jets segment. For fiscal year 2020, the Company’s reported results include the negative impact of total net special items of US$ 223.0 million, as follows: 1) restructuring expenses of US$ 69.2 million related to voluntary and non-voluntary dismissal programs, 2) US$ 52.6 million of additional negative provisions for expected credit losses with commercial airline customers in the context of the Covid-19 pandemic, 3) US$ 4.1 million in negative fair value changes on the

EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

Company's stake in Republic Airways Holdings, 4) impairment of US$ 3.8 million in the Defense & Security segment, 5) recognition of previous period depreciation and amortization expense in the Commercial Aviation business of US$ 101.2 million related to the period that Commercial Aviation and its related services were measured as assets held for sale, 6) reversal of previous impairment in the Executive Jets business which positively impacted results by US$ 8.9 million, and 7) US$ 0.9 million in reversal of previous impairments in the Commercial Aviation business. A summary of the special items follows in the table below.

in millions of U.S.dollars

ADJUSTED EBIT RECONCILIATION	(1) 4Q19	(2) 2019	(1) 1Q20	(1) 2Q20	(1) 3Q20	(1) 4Q20	(2) YTD20
Operating profit (loss) before financial income (EBIT)	(67.6)	(77.0)	(46.9)	(342.4)	(37.7)	103.6	(323.4)
Impact of restructuring expenses	-	-	-	-	54.0	15.2	69.2
Additional provision for expected credit losses during the pandemic	-	-	33.4	16.1	13.0	(9.9)	52.6
Mark to market of Republic shares	-	-	22.2	(6.5)	-	(11.6)	4.1
Impairment loss Defense and security business	-	-	-	-	-	3.8	3.8
Recognition of previous D&A - Commercial	-	-	-	101.2	-	-	101.2
Impairment loss Executive Jet business	71.6	71.6	-	-	(15.9)	7.0	(8.9)
Impairment loss Commercial Aviation business	-	-	-	91.1	(58.7)	(31.5)	0.9
Adjusted EBIT	**4.0**	**(5.4)**	**8.7**	**(140.5)**	**(45.3)**	**76.6**	**(100.5)**
Adjusted EBIT margin %	0.2%	-0.1%	1.4%	-26.2%	-6.0%	4.2%	-2.7%

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Excluding the special items mentioned above, 4Q20 adjusted EBIT was US$ 76.6 million and the period's adjusted EBIT margin was 4.2%, compared to 4Q19 adjusted EBIT of US$ 4.0 million and adjusted EBIT margin of 0.2%. Fourth quarter adjusted operating results marked a significant recovery relative to the prior three quarters of 2020 as 55% of commercial and executive jet deliveries for the year occurred in 4Q20, while the Defense & Security and Services & Support segments both showed sequential improvement in revenues in the quarter. The 4Q20 adjusted EBIT improvement relative to 4Q19 results was principally due to better profitability in the Executive Jets and Defense & Security segments.

For fiscal 2020, adjusted EBIT excluding the special items mentioned above was US$ (100.5) million, and the year's adjusted EBIT margin was -2.7%, which compares to 2019 adjusted EBIT of US$ (5.4) million and adjusted EBIT margin of -0.1%. The lower adjusted EBIT in 2020 was driven by the declines in the Commercial Aviation and Services & Support segments, the two business units most negatively affected by the Covid-19 pandemic impacts on their respective industries.

Administrative expenses in 4Q20 were US$ 42.1 million, significantly lower than the US$ 60.6 million in administrative expenses recognized in 4Q19, with the decline resulting from savings due to the restructuring actions the Company took via workforce reductions in September. For the full year, 2020 administrative expenses were US$ 143.4 million compared to US$ 190.2 million in 2019, with reductions from the restructuring and actions taken during the year to reduce labor costs in the context of the Covid-19 pandemic via employee furloughs as well as temporary workweek and salary reductions for all employees working remotely and temporary fee reductions for all Board of Directors and Management Board members. Also, during the first quarter as a result of the carve-out processes and initial impacts of the Covid-19 pandemic, the Company recognized salary expenses of employees on paid leave in other operating expenses rather than in administrative expenses.

Selling expenses declined from US$ 75.1 million in 4Q19 to US$ 54.0 million in 4Q20, mostly due to a combination of labor cost reductions and lower marketing expenses related to industry events and demo flights stemming from limitations caused by the Covid-19 pandemic. On full year basis, selling expenses were US$ 194.0 million in 2020 compared to US$ 286.5 million in 2019, driven by the same factors.

Embraer recognized US$ 7.9 million in positive impact from provision reversals related to expected credit losses over financial assets and contract assets in 4Q20, which was higher than the US$ 3.2 million in provision reversals booked in 4Q19. This amount was a US$ 61.8 million expense in full-year 2020 results versus a US$ 0.6 million benefit in 2019, with the increase in provisions in 2020 due to the impact of the Covid-19 pandemic on our commercial aviation customers.

In 4Q20, research expense was down to US$ 10.5 million compared to US$ 16.8 million in 4Q19. For the full year 2020, research expenses were US$ 29.8 million versus US$ 49.4 million in 2019, demonstrating the Company's expense control in the midst of the pandemic.

3

EMBRAER
EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

Other operating income (expense), net in 4Q20 was expense of US$ 19.8 million compared to an expense of US$ 196.8 million in 4Q19. For 2020, other operating income (expense), net, was an expense of US$ 374.7 million versus an expense of US$ 346.8 million booked in this line in 2019. Other operating income (expense), net, included all the 4Q20, 4Q19, full year 2020, and full year 2019 special items except for the previously mentioned changes in expected credit loss provisions over financial assets.

Other operating income (expense) excluding the net impact of special items recognized in this line in 4Q20 was an expense of US$ 36.9 million compared to 4Q19 adjusted other operating expense of US$ 125.2 million, with the year-over-year decline in expenses in 4Q20 compared to 4Q19 resulting from a lack of separation costs in connection with the now-terminated strategic partnership with The Boeing Company in 4Q20 versus US$ 54.2 million in separation costs recognized in 4Q19, as well as lower expenses related to the external monitor. For 2020, the Company's other operating income (expense), net excluding special items was an expense of US$ 204.3 million compared to an expense of US$ 275.2 million in the same period of 2019. The lower other operating expense in 2020 excluding special items was largely due to lower separation costs of US$ 82.8 million in 2020 as compared to US$ 111.3 million in 2019 as well as lower expenses related to the external monitor.

NET INCOME

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 4Q20 were US$ (3.3) million and US$ (0.02) per share, respectively, compared to US$ (209.8) million in net income (loss) attributable to Embraer shareholders and US$ (1.14) in Earnings (Loss) per ADS in 4Q19. In 2020, net income (loss) attributable to Embraer shareholders was US$ (731.9) million and Earnings (Loss) per ADS was US$ (3.98).

Adjusted net income (loss), excluding deferred income tax and social contribution as well as the after-tax special items described above, was US$ (12.5) million in 4Q20, and adjusted earnings (loss) per ADS was US$ (0.07). This compares to adjusted net income (loss) of US$ (93.4) million and adjusted earnings (loss) per ADS of US$ (0.51) in 4Q19. For fiscal year 2020, adjusted net income (loss) and adjusted earnings (loss) per ADS were US$ (463.7) million and US$ (2.52) per share, respectively, compared to adjusted net income (loss) of US$ (217.5) million and adjusted earnings (loss) per ADS of US$ (1.18) in fiscal year 2019.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company ended 4Q20 with a net debt position of US$ 1,695.7 million, compared to the net debt position of US$ 2,365.1 million at the end of 3Q20 and net debt of US$ 612.4 million at the end of 4Q19. The improvement in the Company's net debt position from the end of 3Q20 to the end of 4Q20 resulted from Embraer's significant positive free cash flow generated during the fourth quarter, as explained below. At the end of 4Q20, the Company's liquidity position improved to US$ 2,752.3 million, in line with the same level at the end of 2019, prior to the Covid-19 pandemic. The total loans position at the end of 4Q20 was US$ 4,448.0 million, declining US$ 101.3 million from the total loans position reported at the end of 3Q20.

in millions of U.S.dollars

FINANCIAL POSITION DATA	(2) 2019	(1) 3Q20	(2) 2020
Cash and cash equivalents	2,307.7	1,701.1	1,883.1
Financial investments	472.2	483.1	869.2
Total cash position	**2,779.9**	**2,184.2**	**2,752.3**
Loans short-term	215.0	477.4	375.5
Loans long-term	3,177.3	4,071.9	4,072.5
Total loans position	**3,392.3**	**4,549.3**	**4,448.0**
Net debt*	**(612.4)**	**(2,365.1)**	**(1,695.7)**

** Net debt = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and*

(1) Derived from unaudited financial information.

(2)Derived from audited financial information.

4

EMBRAER
EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

Adjusted net cash generated (used) by operating activities net of adjustments for financial investments was US$ 779.5 million in 4Q20 and adjusted free cash flow for the quarter was US$ 725.1 million. This compares to adjusted net cash generated (used) by operating activities net of financial investments of US$ 930.0 million and adjusted free cash flow of US$ 739.4 million in 4Q19. Free cash flow generation in 4Q20 was in line with that of the same period last year as lower cash from operating activities was offset by lower spending on capex and development. Free cash flow for fiscal year 2020 was US$ (990.2) million versus US$ (181.8) million in fiscal year 2019 due to the Covid-19 pandemic's impacts on the industry, leading to lower revenues across the Company's business units as well as drags to free cash flow from working capital stemming from higher year-over-year inventories, lower accounts payable, and lower contract liabilities (which includes advances from customers).

in millions of U.S.dollars

IFRS	(1) 4Q19	(2) 2019	(1) 1Q20	(1) 2Q20	(1) 3Q20	(1) 4Q20	(2) YTD20
Adj. net cash generated (used) by operating activities (*)	**930.0**	**386.0**	**(593.3)**	**(441.4)**	**(522.0)**	**779.5**	**(777.2)**
Net additions to property, plant and equipment	(99.2)	(284.5)	(55.5)	(7.1)	(15.8)	(13.2)	(91.6)
Additions to intangible assets	(91.4)	(283.3)	(27.8)	(23.7)	(28.7)	(41.2)	(121.4)
Adjusted free cash flow	**739.4**	**(181.8)**	**(676.6)**	**(472.2)**	**(566.5)**	**725.1**	**(990.2)**

(*) Net of financial investments: 4Q19 (79.3), 2019 (507.8), 1Q20 0.0, 2Q20 59.9 ,3Q20 266.3, 4Q20 186.9 and 2020 513.0.
(1) Derived from unaudited financial information.
(2) Derived from unaudited financial information.

Net additions to total PP&E for 4Q20 were US$ 13.2 million, versus US$ 99.2 million in net additions reported in 4Q19. Of the total 4Q20 additions to PP&E, capex amounted to US$ 16.8 million, and additions of pool program spare parts represented US$ 3.4 million of the additions, partially offset by US$ 7.0 million of proceeds from the sale of PP&E. In 4Q20, Embraer invested a total of US$ 41.2 million in product development, principally related to the development of the E-Jets E2 commercial jet program. Development expenditures net of contributions from suppliers in the quarter were also US$ 41.2 million. For the full year, 2020 investments in capex and in net development were US$ 91.6 million and US$ 121.4 million, respectively, compared to US$ 284.5 million of capex and US$ 278.8 million in net development expenditures in 2019. The lower year-over-year investments in capex and development illustrate the Company's actions implemented to conserve cash usage during the Covid-19 pandemic.

in millions of U.S.dollars

	(1) 4Q19	(2) 2019	(1) 1Q20	(1) 2Q20	(1) 3Q20	(1) 4Q20	(2) 2020
CAPEX	64.0	161.0	15.9	9.1	9.4	16.8	51.2
Contracted CAPEX (Included in CAPEX)	0.6	3.3	0.0	0.0	0.2	0.3	0.5
Additions of aircraft available for or under lease	-	31.7	-	-	-	-	-
Additions of Pool programs spare parts	35.2	91.8	39.6	-	8.1	3.4	51.1
PP&E	**99.2**	**284.5**	**55.5**	**9.1**	**17.5**	**20.2**	**102.3**
Proceeds from sale of PP&E	-	-	-	(2.0)	(1.7)	(7.0)	(10.7)
Net Additions to PP&E	**99.2**	**284.5**	**55.5**	**7.1**	**15.8**	**13.2**	**91.6**

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

in millions of U.S.dollars

	(1) 4Q19	(2) 2019	(1) 1Q20	(1) 2Q20	(1) 3Q20	(1) 4Q20	(2) 2020
Additions to intangible	91.4	283.3	27.8	23.7	28.7	41.2	121.4
Contributions from suppliers	-	(4.5)	-	-	-	-	-
Development (Net of contributions from suppliers)	91.4	278.8	27.8	23.7	28.7	41.2	121.4
Research	16.8	49.4	5.8	6.4	7.1	10.5	29.8
R&D	**108.2**	**328.2**	**33.6**	**30.1**	**35.8**	**51.7**	**151.2**

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

5

EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020


INDEBTEDNESS MATURITY
4.8
4.0
3.8
4.5
4.4
6%
17%
12%
10%
8%
94%
83%
88%
90%
92%
4Q19
1Q20
2Q20
3Q20
4Q20
Long-term
Short-term
Loans Average Maturity (Years)

The Company's total debt decreased US$ 101.3 million to US$ 4,448.0 million at the end of 4Q20 compared to US$ 4,549.3 million at the end of 3Q20. Short-term debt at the end of 4Q20 was US$ 375.5 million and long-term debt was US$ 4,072.5 million. The average loan maturity of the Company's debt at the end of 4Q20 was 4.4 years, compared to the 3Q20 average maturity of 4.5 years. The cost of Dollar denominated loans at the end of 4Q20 was 5.03% p.a., in line with the 5.00% p.a. cost at the end of 3Q20, while the cost of *real* denominated loans increased to 2.51% p.a. at the end of 4Q20 compared to 0.80% at the end of 3Q20.

Embraer's EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 4Q20 improved to -0.2 vs. -1.2 at the end of 3Q20. At the end of 4Q20, 1.9% of total debt was denominated in Reais.

Embraer's cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 4Q20, 95% was denominated in US Dollars.


TOTAL CASH - CURRENCY RATIO
7%
4%
4%
4%
5%
93%
96%
96%
96%
95%
4Q19
1Q20
2Q20
3Q20
4Q20
US Dollar
Other Currencies (primarily Brazilian Real)

Complementing its strategy to mitigate exchange rate risks, the Company entered into financial hedges in order to reduce its cash flow exposure.

The Company's cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2021, approximately half of the Company's Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 5.20. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 6.31.

OPERATIONAL BALANCE SHEET ACCOUNTS

in millions of U.S.dollars

SELECT BALANCE SHEET DATA	(2) 2019	(1) 3Q20	(2) 2020
Trade accounts receivable & contract assets	789.9	666.5	665.2
Customer and commercial financing	10.7	108.8	29.9
Inventories	2,384.0	3,238.4	2,469.5
Property, plant and equipment	2,058.6	1,966.3	1,956.0
Intangible	2,051.7	2,030.5	2,075.6
Trade accounts payable	832.7	677.3	502.3
Contract liabilities**	1,429.5	1,319.2	1,295.4
Total shareholders' equity	3,614.6	2,900.3	2,938.9

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

*** Formerly advances from customers and unearned income*

6

EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

A contributing factor to the free cash flow generation in 4Q20 was the release of working capital in the current period as a result of the highest level of deliveries for the year, as the Company delivered more than half of total jets for the year in the fourth quarter, and recognized just under 50% of consolidated revenues for 2020 in the same period. Inventories ended 4Q20 at US$ 2,469.5 million, a reduction of US$ 768.9 million from the end of 3Q20. Also, customer and commercial financing fell US$ 78.9 million to finish 4Q20 at US$ 29.9 million, as short-term financing Embraer offered in 3Q20 was mostly transferred to a financing agent in 4Q20. Trade accounts payable was stable in 4Q20 at US$ 665.2 million. These positive working capital movements were only partially offset by a US$ 175.0 million reduction in trade accounts payable to end 4Q20 at US$ 502.3 million and a US$ 23.8 million decline in contract liabilities to finish the year at US$ 1,295.4 million. Property, plant and equipment decreased US$ 10.3 million to end 4Q20 at US$ 1,956.0 million, while Intangibles increased US$ 45.1 million to finish the period at US$ 2,075.6 million.

TOTAL BACKLOG

Considering all deliveries as well as firm orders obtained during the period, the Company's firm order backlog ended 4Q20 at US$ 14.4 billion.


16.8
15.9
15.4
15.1
14.4
4Q19
1Q20
2Q20
3Q20
4Q20

SEGMENT RESULTS

The Commercial Aviation segment represented 37.4% of consolidated revenues in 4Q20 versus 44.0% of revenues in 4Q19, as revenues declined 24.7% on a year-over-year basis due to lower deliveries in the current quarter. The portion of Executive Jets revenues increased from 29.7% in 4Q19 to 31.5% in 4Q20, on a 6.4% revenue decline in 4Q20 as compared to 4Q19, which was less than the Embraer's consolidated revenue decline of 11.7% in the same period. The Defense & Security segment reported a 68.1% increase in revenues in 4Q20 as compared to 4Q19, largely driven by growth in revenues related to Super Tucano deliveries, and its portion of total Company revenues rose from 8.9% in 4Q19 to 16.9% in 4Q20. Revenues for the Services & Support segment fell 29.6% year-over-year in the quarter, representing 13.8% of consolidated revenues in 4Q20, compared to 17.3% in 4Q19. Fourth quarter Services & Support revenues grew 19.1% on a sequential basis compared to 3Q20 as flight activity continued to gradually improve in the quarter. For 2020, Commercial Aviation represented 29.6% of total revenues, Executive Jets comprised 28.4%, Defense & Security was 17.3%, Services & Support represented 24.4%, and Others was 0.3% of revenues.

7

EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

in millions of U.S.dollars

NET REVENUES BY SEGMENT	(1) 3Q20	%	(1) 4Q19	%	(1) 4Q20	%	(2) 2019	%	(2) 2020	%
Commercial Aviation	177.2	23.3	915.0	44.0	689.4	37.4	2,234.4	40.9	1,114.4	29.6
Executive Jets	212.3	28.0	619.7	29.7	580.0	31.5	1,397.0	25.6	1,071.5	28.4
Defense & Security	154.7	20.4	185.1	8.9	311.1	16.9	576.3	10.5	653.9	17.3
Services & Support	212.9	28.1	360.2	17.3	253.5	13.8	1,245.7	22.8	920.0	24.4
Others	1.6	0.2	5.0	0.1	7.4	0.4	9.2	0.2	11.3	0.3
Total	**758.7**	**100.0**	**2,085.0**	**100.0**	**1,841.4**	**100.0**	**5,462.6**	**100.0**	**3,771.1**	**100.0**

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

COMMERCIAL AVIATION

In 4Q20 and full year 2020, Embraer delivered 28 and 44 commercial jets, respectively, as shown below:

DELIVERIES	4Q19	3Q20	4Q19	4Q20	2019	YTD20
Commercial Aviation	**35**	**7**	**35**	**28**	**89**	**44**
EMBRAER 175	22	6	22	21	67	32
EMBRAER 190	2	1	2	-	5	1
EMBRAER 195	1	-	1	-	3	-
EMBRAER 190-E2	4	-	4	1	7	4
EMBRAER 195-E2	6	-	6	6	7	7

In December, Belavia, Belarusian Airlines, the national carrier of Belarus, took delivery of their first E2 next generation Embraer aircraft in Brazil. The new aircraft is the first of three E195-E2 jets to be leased to Belavia by AerCap. The aircraft, configured in a comfortable dual class layout seating 125 passengers in total, seats 9 in business and 116 in economy. Belavia plans to deploy their new aircraft on popular routes such as London, Barcelona, Nur-Sultan, Munich, Paris, Sochi, and Amsterdam.

Myanmar Airways International's (MAI) first E190 commenced operations from Yangon on December 21st, operating four daily flights. In addition, MAI's second E190 arrived in the country on December 23rd, allowing the airline to expand its E190 routes to include nine destinations across the country, upgauging from the turboprops used by its sister airline Air KBZ. MAI has also signed on for Embraer's Pool Program – a program enrolled in by all E-Jet operators in Asia Pacific. There are now four new E-Jet operators in Asia Pacific (ex. China) since the start of 2020.

In the same month, Embraer released its 2020 Commercial Market Outlook, examining passenger demand for air travel and new aircraft deliveries over the next 10 years. The document had a special emphasis on Embraer's product segment - aircraft up to 150 seats. The report identifies emerging trends that will influence growth, factors shaping future airline fleets, and the regions of the world that will lead demand in the commercial sector. Embraer expects the delivery of 4,420 new jets of up to 150 seats and 1,080 new turboprops by 2029.

At the end of 4Q20, the value of Commercial Aviation's firm order backlog was US$ 7.6 billion, representing 53% of the Company's total backlog. Unit backlog and cumulative deliveries for Commercial Aviation at the end of 4Q20 were as follows:

COMMERCIAL AVIATION BACKLOG	Firm Orders	Options	Total	Deliveries	Firm Backlog
E170	191	-	191	191	-
E175	798	291	1089	666	132
E190	568	-	568	565	3
E195	172	-	172	172	-
E190-E2	22	61	83	15	7
E195-E2	153	47	200	14	139
TOTAL E-JETS	**1,904**	**399**	**2,303**	**1,623**	**281**

8

EMBRAER
EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

EXECUTIVE JETS

The Executive Jets segment delivered 23 light and 20 large jets, totaling 43 aircraft in 4Q20. For the full year, the segment delivered 56 light jets and 30 large jets for a total of 86 deliveries in 2020.

DELIVERIES	4Q19	3Q20	4Q19	4Q20	2019	YTD20
Executive Aviation	**46**	**21**	**46**	**43**	**109**	**86**
Light Jets	20	19	20	23	62	56
Large Jets	26	2	26	20	47	30

In 4Q20, Embraer announced the delivery of a Phenom 100EV and a Phenom 300E to two separate Brazilian customers, marking the company's 250th business jet delivery in Latin America.

Also in the quarter, Embraer announced that the Synthetic Vision Guidance System (SVGS) for the midsize Praetor 500 and super-midsize Praetor 600 business jets was awarded certification by both the civil aviation authority of Brazil, Agência Nacional de Aviação Civil (ANAC), and the civil aviation authority of the United States, the Federal Aviation Administration (FAA). Embraer is the first OEM to receive SVGS certification approval. The system allows pilots to operate the aircraft to a decision height of 150 feet (SA-CAT I), as opposed to the regular decision height of 200 feet, increasing operational efficiency and allowing access to more airports during inclement weather and lower ceiling approaches.

Embraer and Porsche announced a collaboration to create Duet, a limited-edition, limited-quantity Embraer Phenom 300E aircraft and Porsche 911 Turbo S car pairing. Embraer and Porsche will produce just ten pairs of business jets and sports cars. The Duet fuses speed and style, luxury and power — signatures of both the Phenom 300E and Porsche 911 Turbo S - resulting in a uniquely designed jet and car, both featuring a customized interior and paint scheme inspired by one another.

In 4Q20, Embraer delivered the first jet in a fleet of Praetor 600s to Flexjet. The aircraft will be used for the company's burgeoning operations in Europe. Flexjet is the Praetor fleet launch customer, having received the first-ever Praetor 500 in December 2019. The Flexjet deal, valued at up to $1.4 billion, was announced at NBAA-BACE 2019 and comprises a fleet of Praetor 600s, Praetor 500s, and Phenom 300s.

At the end of the quarter, Embraer announced the completion of the first European conversion of a Legacy 450 to a Praetor 500 for an undisclosed customer. The conversion was performed at the Embraer Executive Jets Service Center at Le Bourget International Airport, in Paris, France. In total, Embraer has already converted 11 Legacy 450s into Praetor 500s.

For the ninth consecutive year, Embraer's Phenom 300 series was the world's best-selling light jet according to numbers from the General Aviation Manufacturers Association (GAMA). Embraer delivered 50 Phenom 300 series light jets in 2020, making it the most delivered light jet of the year. The Phenom 300 series has accrued more than 590 deliveries since entering the market in December 2009.

The Executive Jets segment backlog ended 4Q20 at a value of US$ 1.2 billion, or roughly 8% of Embraer's total backlog.

DEFENSE & SECURITY

During the fourth quarter, assembly work continued on several KC-390 Millenniums on the production line, including five units for the Brazilian Air Force (FAB) and one for the Portuguese Air Force. As expected, Embraer delivered one Millennium to FAB in December.

The four KC-390 Millennium aircraft already delivered to FAB are performing a variety of logistics missions, also helping to fight the Covid-19 pandemic in Brazil. Also during 4Q20, Embraer completed the preparation of a FAB Millennium aircraft for the joint exercise, known as Culminating, between the United States Army and Brazilian Army for paratrooper operations.

9

Embraer continued the development of the aircraft’s military mission systems, through tests in the laboratory and on prototype aircraft. The development of the KC-390 Millennium version for Portugal has also made significant progress in the period, successfully completing the Critical Project Review in October. Another important event was the contract signed in November for the acquisition of two KC-390 Millenniums for the Hungarian Defense Forces, the second European country and second NATO operator to select the KC-390 Millennium. During 4Q20, three A-29 Super Tucano aircraft destined for the Nigerian Air Force were delivered to Sierra Nevada Corporation, out of a total of six aircraft delivered under the contract in 2020. Also, for the Nigeria Program, the Advanced Aircraft Training Device (AATD) was delivered at Moody Air Force Base in Valdosta, Georgia. In November, the last two A-29 Super Tucanos for the Chilean Air Force were delivered, and another two A-29 Super Tucanos were pre-accepted in the Company’s Gavião Peixoto (GPX) facility by an Undisclosed customer. Embraer also delivered two E-99M aircraft, in November and December, the first units of the modernized model, marking an important milestone for the program, initiating its entry into service with FAB. The flight test campaign for the Gripen E started in December, confirming the readiness of the facilities, associated systems, and Embraer personnel trained during the technology transfer program. The flight test campaign will be executed in close coordination with SAAB, being part of the whole certification campaign. Embraer delivered five anti-aircraft Operations Centers (COAAe) which will be used for ground surveillance. In December, an agreement for the acquisition of two M60 radars (modernized versions) was signed with the Brazilian Army. During 4Q20, Atech achieved several milestones. In the LABGENE Program (Nuclear-Electric Power Generation Laboratory) of the Brazilian Navy, acceptance tests at the system and instrument factory were completed and the engineering phase of the main safety systems was completed. Regarding air traffic control, the modernization of CINDACTA I was delivered and the development and testing of the flight plan centralization project in Brazil was completed. In the defense market, the first E-99M aircraft was delivered to FAB with modernized mission systems. Continuing the implementation of the SISFRON project, Savis delivered important additional capabilities to the Brazilian Army, reaching 84% of the Pilot Phase already implemented and in operation by the Land Force. In 2020, Visiona successfully completed the Critical Design Review (CDR) of the nanosatellite VCUB-1, which marked the beginning of the Integration and Testing Phase. The company also signed several agreements for testing and evaluating VCUB products, for the development of application technologies. In relation to the SGDC project, the last stage of the main contract was delivered, with remaining contracts to support the satellite operations. Finally, the company completed the first aerial survey project with a high penetration radar sensor, for mapping and inspection applications in dense forest environments, such as the Amazon. The Defense & Security segment backlog ended 4Q20 at a value of US$ 3.6 billion, or roughly 25% of the Company’s total. SERVICES & SUPPORT In 4Q20, Embraer Services & Support held the E-Jets first generation operators online conference, including new panels called “Flying COVID ERA” and “Fleet Upgrade Solutions”. The event had the participation of all of our customers with very positive feedback for the new panels. Also, throughout 2020, Embraer Technical Dispositions – ETDs (Covid-19 related) were released with the main goal to provide maintenance relief to operators and allow cargo transportation in the cabin of the aircraft. In December of 2020, Embraer published the ETD with guidelines for vaccine transportation in commercial aircraft. Regarding Flight Operations and Training, the business unit supported Belavia E-Jets E2 entry into service with Cabin Crew and Maintenance Practical Training. Also, Embraer performed four Skywest E175 ferry flights and one Helvetic E190-E2 ferry flight, plus concluded the new distance learning version of the Company’s Flight Operations Engineering Course delivered to Air Peace and Myanmar. For Executive Aviation Services, sales of special service contracts (Embraer Executive Care) continued to be strong, with a 5% increase in executed contracts in the fourth quarter. Regarding the full year, sales of special services

EMBRAER
EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

contracts grew over 20% year-over-year, which is partly attributed to an increase in aftermarket aircraft transactions. The global MRO network continues to complete complex conversions of Legacy 450 aircraft to Praetor 500s. A total of 11 Praetor 500 conversions were performed in Embraer's owned service center network in 2020.

During 4Q20, the Defense and Security Services and Support business signed several contracts, including a comprehensive Integrated Logistics Support Contract for KC-390 Millenniums for the Hungary Air Force. Additionally, an important contract to support the Brazilian Air Force´s fleet of EMB-145, Legacy and AEW aircraft was renewed through 2022, providing full support to their operations.

It is important to highlight efforts to continue the maintenance training of the KC-390 Millennium, which has demonstrated excellent reliability during extensive humanitarian missions, mainly in Brazil, but also abroad.

Also in the fourth quarter, OGMA signed an important contract with Pratt & Whitney to become a new authorized center for maintenance of GTF engines in Europe. The industrialization and training project to carry out the maintenance of Pratt & Whitney GTF engines is scheduled to start in 2021 and is expected to develop over the next two decades. This is a strategic step that allows OGMA to broaden its scope of activity in the area of engine maintenance and to significantly grow this portion of the business over the next several years. Pratt & Whitney's GTF engine family is used in the new generation of commercial aircraft, including the E2 family of jets from Embraer.

At the end of 4Q20, the value of Services & Support firm order backlog was US$ 2.0 billion, representing 14% of the Company's total backlog.

RECONCILIATION OF IFRS AND "NON GAAP" INFORMATION

in millions of U.S.dollars

EBITDA RECONCILIATION LTM* (IFRS)	(1) 3Q20	(2) 2019	(2) 2020
Loss attributable to Embraer	(938.3)	(322.3)	(731.9)
Noncontrolling interest	6.4	5.8	3.6
Income tax income (expense)	188.7	130.3	93.1
Financial income (expense), net	195.0	116.1	232.7
Foreign exchange gain (loss), net	53.6	(6.9)	79.1
Depreciation and amortization	276.4	187.3	283.8
EBITDA LTM	**(218.2)**	**110.3**	**(39.6)**

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

** Last Twelve Months*

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company's financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

11

EMBRAER
EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

in millions of U.S.dollars

EBITDA RECONCILIATION	(1) 3Q20	(1) 4Q19	(1) 4Q20	(2) 2019	(2) 2020
Net income (loss) attributable to Embraer	(121.2)	(209.8)	(3.3)	(322.3)	(731.9)
Noncontrolling interest	1.7	0.6	(2.2)	5.8	3.6
Income tax (expense) income	(29.1)	112.5	16.9	130.3	93.1
Financial income, net	94.6	26.9	64.6	116.1	232.7
Foreign exchange gain (loss), net	16.3	2.2	27.6	(6.9)	79.1
Depreciation and amortization	37.1	61.8	69.0	187.3	283.8
EBITDA	**(0.6)**	**(5.8)**	**172.6**	**110.3**	**(39.6)**
EBITDA margin	-0.1%	-0.3%	9.4%	2.0%	-1.1%

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company's financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company's financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA's usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

in millions of U.S.dollars

ADJUSTED EBIT RECONCILIATION	(1) 4Q19	(2) 2019	(1) 1Q20	(1) 2Q20	(1) 3Q20	(1) 4Q20	(2) YTD20
Operating profit (loss) before financial income (EBIT)	(67.6)	(77.0)	(46.9)	(342.4)	(37.7)	103.6	(323.4)
Impact of restructuring expenses	-	-	-	-	54.0	15.2	69.2
Additional provision for expected credit losses during the pandemic	-	-	33.4	16.1	13.0	(9.9)	52.6
Mark to market of Republic shares	-	-	22.2	(6.5)	-	(11.6)	4.1
Impairment loss Defense and security business	-	-	-	-	-	3.8	3.8
Recognition of previous D&A - Commercial	-	-	-	101.2	-	-	101.2
Impairment loss Executive Jet business	71.6	71.6	-	-	(15.9)	7.0	(8.9)
Impairment loss Commercial Aviation business	-	-	-	91.1	(58.7)	(31.5)	0.9
Adjusted EBIT	**4.0**	**(5.4)**	**8.7**	**(140.5)**	**(45.3)**	**76.6**	**(100.5)**
Adjusted EBIT margin %	0.2%	-0.1%	1.4%	-26.2%	-6.0%	4.2%	-2.7%

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

in millions of U.S.dollars

ADJUSTED EBITDA RECONCILIATION	(1) 4Q19	(2) 2019	(1) 1Q20	(1) 2Q20	(1) 3Q20	(1) 4Q20	(2) 2020
EBITDA	(5.8)	110.3	9.5	(221.1)	(0.6)	172.6	(39.6)
Impact of restructuring expenses	-	-	-	-	54.0	15.2	69.2
Additional provision for expected credit losses during the pandemic	-	-	33.4	16.1	13.0	(9.9)	52.6
Mark to market of Republic shares	-	-	22.2	(6.5)	-	(11.6)	4.1
Impairment loss Defense and security business	-	-	-	-	-	3.8	3.8
Impairment loss Executive Jet business	71.6	71.6	-	-	(15.9)	7.0	(8.9)
Impairment loss Commercial Aviation business	-	-	-	91.1	(58.7)	(31.5)	0.9
Adjusted EBITDA	**65.8**	**181.9**	**65.1**	**(120.4)**	**(8.2)**	**145.6**	**82.1**
Adjusted EBITDA margin %	3.2%	3.3%	10.3%	-22.4%	-1.1%	7.9%	2.2%

(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer's Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company's consolidated Cash Flow statement, under Deferred income tax and social contribution.

12

EMBRAER
EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

in millions of U.S.dollars

ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1) 4Q19	(2) 2019	(1) 1Q20	(1) 2Q20	(1) 3Q20	(1) 4Q20	(2) 2020
Net Income (loss) attributable to Embraer	(209.8)	(322.3)	(292.0)	(315.4)	(121.2)	(3.3)	(731.9)
Net change in deferred income tax & social contribution	44.8	33.2	132.4	(50.9)	(1.1)	24.3	104.7
After-tax Impact of restructuring expenses	-	-	-	-	35.6	10.0	45.6
Additional provision for expected credit losses during the pandemic	-	-	33.4	16.1	13.0	(9.9)	52.6
Mark to market of Republic shares	-	-	22.2	(6.5)	-	(11.6)	4.1
After-tax Defense and security business impairment loss	-	-	-	-	-	2.5	2.5
Recognition of previous D&A - Commercial	-	-	-	66.8	-	-	66.8
Impairment loss Executive Jet business	71.6	71.6	-	-	(15.9)	7.0	(8.9)
Impairment loss Commercial Aviation business	-	-	-	91.1	(58.7)	(31.5)	0.9
Adjusted net income (Loss)	**(93.4)**	**(217.5)**	**(104.0)**	**(198.9)**	**(148.3)**	**(12.5)**	**(463.7)**
Adjusted net margin	-4.5%	-4.0%	-16.4%	-37.0%	-19.5%	-0.7%	-12.3%

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

SOME FINANCIAL RATIOS BASED ON "NON GAAP" INFORMATION

CERTAIN FINANCIAL RATIOS - IFRS	(2) 2019	(1) 3Q20	(2) 2020
Total debt to EBITDA (i)	30.8	(20.8)	(112.3)
Net debt to EBITDA (ii)	5.6	(10.8)	(42.8)
Total debt to capitalization (iii)	0.5	0.6	0.6
LTM EBITDA to financial expense (gross) (iv)	0.6	(1.2)	(0.2)
LTM EBITDA (v)	110.3	(218.2)	(39.6)
LTM Interest and commissions on loans (vi)	194.1	177.3	185.7

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

(i) Total debt represents short and long-term loans and financing.
(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv) Financial expense (gross) includes only interest and commissions on loans.
(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company's consolidated Income Statement.

13

FINANCial statements EMBRAER S.A. CONSOLIDATED STATEMENTS OF INCOME (in millions of U.S.dollars, except earnings per share) (1) (2) Three months ended on Twelve months ended on 31 Dec, 2019 31 Dec, 2020 31 Dec, 2019 31 Dec, 2020 Revenue 2,085.0 1,841.4 5,462.6 3,771.1 Cost of sales and services (1,806.4) (1,619.0) (4,667.1) (3,293.5) Gross profit 278.6 222.4 795.5 477.6 Operating Income (expense) Administrative (60.6) (42.1) (190.2) (143.4) Selling (75.1) (54.0) (286.5) (194.0) Expected credit losses over financial assets and contract assets 3.2 7.9 0.6 (61.8) Research (16.8) (10.5) (49.4) (29.8) Other operating income (expense), net (196.8) (19.8) (346.8) (374.7) Equity in income (losses) of associates (0.1) (0.3) (0.2) 2.7 Operating profit (loss) before financial income (67.6) 103.6 (77.0) (323.4) Financial income (expenses), net (26.9) (64.6) (116.1) (232.7) Foreign exchange gain (loss), net (2.2) (27.6) 6.9 (79.1) Profit (loss) before taxes on income (96.7) 11.4 (186.2) (635.2) Income tax expense (112.5) (16.9) (130.3) (93.1) Losses for the period (209.2) (5.5) (316.5) (728.3) Attributable to: Owners of Embraer (209.8) (3.3) (322.3) (731.9) Non-controlling interests 0.6 (2.2) 5.8 3.6 Weighted average number of shares (in thousands) Basic 735.9 736.2 735.9 736.2 Diluted 735.9 736.2 735.9 736.2 Earnings (losses) per share Basic (0.2851) (0.0045) (0.4380) (0.9942) Diluted (0.2851) (0.0045) (0.4380) (0.9942) Earnings (losses) per share—ADS basic (US$) (1.1404) (0.0179) (1.7519) (3.9766) Earnings (losses) per share—ADS diluted (US$) (1.1404) (0.0179) (1.7519) (3.9766) (1) Derived from unaudited financial statements. (2) Derived from audited financial statements.

EMBRAER
EMBRAER EARNINGS RESULTS
4th QUARTER AND FISCAL YEAR 2020

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		(2) Twelve Months Ended	
	31 Dec, 2019	31 Dec, 2020	31 Dec, 2019	31 Dec, 2020
Operating activities				
Net income (loss) for the period	(209.2)	(5.5)	(316.5)	(728.3)
Adjustment to net income for items not affecting cash				
Depreciation of property plant and equipment	35.8	37.3	113.9	163.6
Realization of government grants	(0.5)	(1.2)	(2.1)	(4.6)
Amortization of intangible assets	35.5	35.2	95.9	128.5
Realization of contribution from suppliers	(9.5)	(3.5)	(22.4)	(8.3)
Loss (reversal) for inventory obsolescence	7.1	8.3	20.5	16.6
Adjustment to market value, inventory, property plant and equipment and intangible	64.6	(39.2)	102.3	8.3
Losses on fixed assets disposal	17.4	9.4	28.6	15.2
Allowance for doubtful accounts	(4.3)	(10.1)	(3.1)	37.4
Deferred income tax and social contribution	44.8	24.3	33.2	104.7
Accrued interest	(2.7)	32.3	1.5	24.6
Interest on marketable securities, net	(3.3)	(0.2)	(30.9)	(0.4)
Equity in associates gains and losses	0.1	(0.1)	0.2	(2.7)
Foreign exchange gain (loss), net	6.3	18.2	(10.3)	77.1
Mark to market of the residual value guarantees	(7.6)	1.5	4.1	(9.7)
Other provisions	(6.6)	(3.4)	20.4	23.6
Other	0.3	2.4	(4.0)	(3.2)
Changes in assets				
Financial investments	79.3	(186.9)	507.8	(513.0)
Derivative financial instruments	(15.8)	(18.2)	4.0	(2.1)
Collateralized accounts receivable and accounts receivable	115.5	19.0	205.3	42.6
Contract assets	60.5	1.5	(152.3)	33.9
Customer and commercial financing	0.2	89.1	1.1	(38.4)
Inventories	696.7	805.8	147.3	(34.6)
Guarantee deposits	348.6	(0.2)	348.6	(0.7)
Other assets	(67.4)	7.1	13.2	(72.5)
Changes in liabilities				
Trade accounts payable	(9.2)	(179.2)	(44.6)	(314.0)
Non-recourse and recourse debt	(253.3)	(0.6)	(323.7)	(3.8)
Other payables	(14.4)	4.9	(28.7)	(48.7)
Contract liabilities	51.1	(23.6)	200.6	(134.5)
Taxes and payroll charges payable	53.4	(29.7)	2.6	(38.2)
Contribution from suppliers	-	-	4.5	-
Financial guarantees	(3.1)	(2.6)	(15.9)	(5.4)
Unearned income	(1.0)	0.5	(7.3)	(3.2)
Net cash generated (used) by operating activities	**1,009.3**	**592.6**	**893.8**	**(1,290.2)**
Investing activities				
Proceeds from sale of property, plant and equipment	-	7.0	0.1	10.7
Acquisition of property, plant and equipment	(99.2)	(20.2)	(284.5)	(102.3)
Additions to intangible assets	(91.4)	(41.2)	(283.3)	(121.4)
Additions investments in subsidiaries and affiliates	(0.2)	(0.2)	(2.5)	(1.8)
Addition - Business Combination	-	(4.1)	-	(4.1)
Investments measured at amortized cost	470.8	(187.3)	977.8	113.2
Dividends Received	-	0.5	0.1	0.4
Net cash generated (used) in investing activities	**280.0**	**(245.5)**	**407.7**	**(105.3)**
Financing activities				
Repayment of borrowings	(145.6)	(162.5)	(645.9)	(1,061.8)
Proceeds from borrowings	17.0	1.9	400.5	2,079.1
Dividends and interest on own capital	-	-	(2.0)	-
Proceeds from stock options exercised	0.6	-	2.2	0.4
Lease Payments	(5.7)	(2.2)	(11.8)	(9.0)
Net cash generatet (used) by financing activities	**(133.7)**	**(162.8)**	**(257.0)**	**1,008.7**
Increase (Decrease) in cash and cash equivalents	**1,155.6**	**184.3**	**1,044.5**	**(386.8)**
Effects of exchange rate changes on cash and cash equivalents	**(4.2)**	**(2.3)**	**(17.7)**	**(37.8)**
Cash and cash equivalents at the beginning of the period	**1,156.3**	**1,701.1**	**1,280.9**	**2,307.7**
Cash and cash equivalents at the end of the period	**2,307.7**	**1,883.1**	**2,307.7**	**1,883.1**

(1) Derived from unaudited financial statements.

(2) Derived from audited financial statements

15

EMBRAER S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION (in millions of U.S. dollars) (2) (2) A S S E T S As of December 31, As of December 31, 2019 2020 Current Cash and cash equivalents 2,307.7 1,883.1 Financial investments 410.9 817.5 Trade accounts receivable, net 294.2 203.4 Derivative financial instruments 1.4 8.3 Customer and commercial financing 1.5 8.5 Collateralized accounts receivable 4.0 4.2 Contract assets 495.7 461.8 Inventories 2,384.0 2,469.5 Guarantee deposits 0.2 0.2 Income tax and social contribution 92.6 114.1 Other assets 199.4 176.8 6,191.6 6,147.4 Non-Current Financial investments 61.3 51.7 Derivative financial instruments 0.7 1.3 Customer and commercial financing 9.2 21.4 Collateralized accounts receivable 13.6 9.7 Guarantee deposits 0.8 1.5 Deferred income tax and social contribution 35.0 104.6 Other assets 93.9 110.9 214.5 301.1 Investments 8.1 5.2 Property, plant and equipment, net 2,058.6 1,956.0 Intangible assets, net 2,051.7 2,075.6 Right of use assets, net 48.0 62.3 4,166.4 4,099.1 TOTAL ASSETS 10,572.5 10,547.6 (2)Derived from audited financial information.

18

EMBRAER S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION (in millions of U.S. dollars) (2) (2) LIABILITIES As of December 31, As of December 31, 2019 2020 Current Trade accounts payable 832.7 502.3 Lease liabilities 8.0 11.4 Loans and financing 215.0 375.5 Recourse and non-recourse debt 4.0 4.2 Other payables 289.8 245.7 Contract liabilities 1,171.7 1,033.0 Derivative financial instruments 4.5 1.2 Taxes and payroll charges payable 63.8 71.9 Income tax and social contribution 97.5 40.7 Financial guarantee and residual value 30.7 42.6 Dividends payable 1.4 1.2 Unearned income 2.0 0.5 Provision 117.3 98.5 2,838.4 2,428.7 Non-current Lease liabilities 39.9 53.3 Loans and financing 3,177.3 4,072.5 Recourse and non-recourse debt 13.6 9.7 Other payables 18.0 32.6 Contract liabilities 257.8 262.4 Derivative financial instruments — 8.7 Taxes and payroll charges payable 13.4 11.8 Deferred income tax and social contribution 301.0 474.7 Financial guarantee and residual value guarantees 109.6 82.6 Unearned income 63.7 57.4 Provision 125.2 114.3 4,119.5 5,180.0 TOTAL LIABILITIES 6,957.9 7,608.7 Shareholders’ equity Capital 1,551.6 1,551.6 Treasury shares (26.5) (25.7) Revenue reserves 2,110.1 1,377.7 Share-based remuneration 37.4 37.4 Accumulated other comprehensive loss (154.9) (114.7) Non-controlling interests 96.9 112.6 Total Shareholders’ equity 3,614.6 2,938.9 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY 10,572.5 10,547.6 (2)Derived from audited financial information.

Investor Relations Eduardo Couto, Chris Thornsberry, Caio Pinez and Viviane Pinheiro. (+55 11) 3040-6874 investor.relations@embraer.com.br ri.embraer.com.br CONFERENCE CALL INFORMATION Embraer will host a conference call to present its 4Q20 Results on Friday, March 19, 2021 at 2:00 PM (SP) / 1:00 PM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br Conference ID: EMBRAER Telephones USA / Canada: +1 (412) 717-9627 / +1 (844) 204-8942 Telephones Brazil: +55 (11) 4210-1803 / +55 (11) 3181-8565 We recommend calling 15 minutes in advance. ABOUT EMBRAER A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales. Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year. Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe. For more information, please visit embraer.com This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations